EXHIBIT 3

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

SUMMARY CONSOLIDATING STATEMENT OF INCOME

	March 2004
(unaudited, € in millions)	Controlled Group	Consolidate Financing Companies	As- Reported

Revenues	474.2	(0.4)	473.8

Costs and Expenses	(479.7)	(50.2)	(529.9)

Loss before Financial Charges	(5.5)	(50.6)	(56.1)

Lease rental expense	(106.4)	106.4	—
Financial income	25.3	(24.0)	1.3
Financial expense	(24.9)	(29.5)	(54.4)
Net Financial Charges	(106.0)	52.9	(53.1)

Loss before Exceptional Items	(111.5)	2.3	(109.2)

Exceptional loss, net	(3.3)	—	(3.3)

Minority interests	—	3.6	3.6

Net Loss	(114.8)	5.9	(108.9)